CROSSTEX ENERGY, L.P.
2501 Cedar Springs Road
Dallas, Texas 75201

May 27, 2005

Memorandum
for
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Crosstex Energy, L.P.
Form 10-K, Filed March 15, 2005
File No. 000-50067

      This memorandum sets forth the responses of Crosstex Energy, L.P. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 9, 2005 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

10-K for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis, page 18

Total Contractual Cash Obligations, page 28

1.	Please explain why your table of Total Contractual Obligations does not include any physical or financial contract purchase commitments for natural gas.

Response:

As is standard in the midstream industry, our contracts to purchase gas do not contain a firm obligation on our part to purchase gas and do not specify the volumes to be purchased. As a general matter, our contracts to purchase gas require us to use commercial efforts to purchase the gas produced from a particular well. In addition, in the event we do purchase gas under a contract, the volumes purchased by us under such contract vary month-to-month with the production from a well and generally decline over time. Accordingly, we do not believe that any of our contracts to purchase gas meet the definition of a “Purchase Obligation” per Regulation S-K Section 303(a)(5) which is defined as “an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.” Please note that all of the assets and liabilities for our derivatives transactions are set forth in our balance sheet and in our footnotes to our financial statements.

Controls and Procedures, page 35

2.	We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of December 31, 2004, to provide reasonable assurance that the information required to be disclosed in your reports to or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules on forms. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e) or 15d-15(e) for the definition of disclosure controls and procedures.

Response:

We have revised our disclosure regarding controls and procedures in Item 4. in our Quarterly Report on Form 10-Q for the three months ended March 31, 2005 (and will continue to do so in our future filings with the Commission) to read as follows:

“We carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer of Crosstex Energy GP, LLC, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2005 in alerting them in a timely manner to material information required to be disclosed in our periodic reports filed with the Securities and Exchange Commission.”

Financial Statements, page F-5

Consolidated Balance Sheets, page F-5

3.	Clarify for us the origin of your Accrued revenues receivable and Accrued gas purchases liability account balances.

Response:

Accrued revenues and accrued gas purchases are our best estimates at the time our financial statements are prepared of the dollar value of gas purchased and sold in the immediately prior month, based on the prices contracted to buy and sell and our best estimates of volumes. Volume estimates are based on beginning of month nominations and adjusted for actual events recorded in our accounting systems such as meter readings. These amounts are subject to an “actualization” process in the following month as better data becomes available for billing and payment purposes.

Note 2 – Significant Accounting Policies, page F-10

(h) Commodity Risk Management, page F-13

4.	Please expand your disclosure to comply fully with the disclosure requirements of SFAS 133, paragraphs 44 and 45, including specifically:

•	For derivative financial instruments not designated as hedges, a description of the purpose of the derivative activities.

•	For both fair value hedges and cash flow hedges, the net gain or loss recognized in earnings representing the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss, if any, excluded from the assessment of hedge effectiveness, and a description of where the net gain or loss is reported in the Consolidated Statements of Operations.

•	For all derivative financial instruments not designated as hedges, the net gain or loss amounts recognized in earnings for each reporting period and where such amounts are reported in the Consolidated Statements of Operations.

•	For cash flow hedges, the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months.

Further guidance may be found in Section K.2 of the “Current Accounting and Disclosure Issues in the Division of Corporation Finance” on our website at http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P656_106359.

Response:

We have revised our disclosure regarding derivatives in footnote 5 (“Footnote 5”) to our financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2005 (and will continue to do so in our future filings with the Commission) in response to the Staff’s comment. In addition, please note the following:

•	We commonly enter into various derivative financial transactions which we do not designate as hedges. These include transactions called “swing swaps”, “third party on-system financial swaps”, “marketing financial swaps”, and “storage swaps”. Swing swaps are generally short-term in nature (one month), and are usually entered into to protect against changes in the volume of daily versus first-of-month index priced gas supplies or markets. Third party on-system financial swaps are hedges that we enter into on behalf of our customers who are connected to our systems, wherein we fix a supply or market price for a period of time for our customer, and simultaneously enter into the derivative transaction. Marketing financial swaps are similar to on-system financial swaps, but are entered into for customers not connected to our systems. Storage swap transactions protect against changes in the value of gas that we have stored to serve various operational requirements. Please see Footnote 5.

•	Included in profit from energy trading activities in the first quarter of 2005 are gains due to the ineffectiveness of certain hedges of $204,000. We also recognized a loss on the mark-to-market of our derivatives not designated as hedges in the quarter of $589,000. Please see Footnote 5.

•	We did not disclose the amount of gains or losses at the reporting date that is expected to reclassify into earnings in the next twelve months due to immateriality. We will reclassify to earnings the full amount of other comprehensive income of $10,000 on our December 31, 2004 balance sheet within the next twelve months.

* * * *

We also acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions or comments regarding this memorandum, please contact William W. Davis, our Executive Vice President and Chief Financial Officer, at (214) 953-9580.

Crosstex Energy, L.P.

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